UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549

	SCHEDULE 13G
	(Amendment No. 5)

	Under the Securities Exchange Act of 1934


	OMNIS TECHNOLOGY CORPORATION (f/k/a BLYTH
HOLDINGS, INC.)
	(Name of Issuer)

	Common Stock, $.10 par value
	(Title of Class of Securities)

	096434105
	(CUSIP Number)

	  December 31, 1998
	(Date of Event which Requires
	Filing of this Statement)



	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]	Rule 13d-1(b)
	[X] 	Rule 13d-1(c)
	[ ]	Rule 13d-1(d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



	Page 1 of 8



1
Name Of Reporting Person	RICHARD W. KOE

IRS Identification No. Of Above Person

2
Check The Appropriate Box If A Member Of A Group	(a)  o

	(b)
o

3
SEC USE ONLY


4
Citizenship Or Place Of Organization  	United States




	NUMBER OF
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
	PERSON WITH
5
Sole Voting Power 	61,500


6
Shared Voting Power 	-0-



7
Sole Dispositive Power 	61,500



8
Shared Dispositive Power 	-0-


9
Aggregate Amount Beneficially Owned By Each Reporting Person 	61,500


10
Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*	"


11
Percent Of Class Represented By Amount In Row 9 	2.9%


12
Type Of Reporting Person* 	IN









1
Name Of Reporting Person	ASTORIA CAPITAL MANAGEMENT, INC.

IRS Identification No. Of Above Person  	94-3143169

2
Check The Appropriate Box If A Member Of A Group	(a)  o

	(b)
o

3
SEC USE ONLY


4
Citizenship Or Place Of Organization  	California




	NUMBER OF
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
	PERSON WITH
5
Sole Voting Power 	61,500


6
Shared Voting Power 	-0-



7
Sole Dispositive Power 	61,500



8
Shared Dispositive Power 	-0-


9
Aggregate Amount Beneficially Owned By Each Reporting Person 	61,500


10
Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*	"


11
Percent Of Class Represented By Amount In Row 9 	2.9%


12
Type Of Reporting Person* 	CO,IA









1
Name Of Reporting Person	ASTORIA CAPITAL PARTNERS, L.P.

IRS Identification No. Of Above Person  	94-3160631

2
Check The Appropriate Box If A Member Of A Group	(a)  o

	(b)
o

3
SEC USE ONLY


4
Citizenship Or Place Of Organization  	California




	NUMBER OF
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING
	PERSON WITH
5
Sole Voting Power 	-0-


6
Shared Voting Power 	-0-



7
Sole Dispositive Power 	-0-



8
Shared Dispositive Power 	-0-


9
Aggregate Amount Beneficially Owned By Each Reporting Person 	-0-


10
Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*	"


11
Percent Of Class Represented By Amount In Row 9 	0%


12
Type Of Reporting Person* 	PN









Item 1(a).	Name of Issuer.

			Omnis Technology Corporation (formerly known as Blyth Holdings, Inc., the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices.

			851 Traeger Avenue, San Bruno, California 94066.

Item 2(a).	Names of Persons Filing.

			Richard W. Koe, Astoria Capital Management, Inc. and Astoria Capital Partners, L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence.

			The business address of Richard W. Koe, Astoria Capital Management, Inc. and Astoria Capital Partners, L.P. is 6600 SW 92nd
Avenue, Portland, Oregon  97223.

Item 2(c).	Citizenship.

			Richard W. Koe is a United States citizen, Astoria Capital Management, Inc. is a California corporation and Astoria Capital Partners,
L.P. is a California limited partnership.

Item 2(d).	Title of Class of Securities.

			Common Stock, $.10 par value ("Common Stock").

Item 2(e).	CUSIP Number.

			096434105

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

	(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

	(d)	[ ] Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[X] An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E) (with respect to Astoria Capital Management, Inc.
only);

	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	[X] A parent holding company or control person in accordance with 240.13d-1b)(1)(ii)(G) (with respect to Richard W. Koe only);

	(h)	[ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);

	(j)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).


Item 4.	Ownership.

			Reference is hereby made to Items 5-9 and 11 of pages two (2), three (3) and four (4) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

			If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More Than Five Percent on Behalf of Another
Person.

			Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company.

			Not applicable.

Item 8.	Identification and Classification of Members of the Group.

			Not applicable.

Item 9.	Notice of Dissolution of Group.

			Not applicable.

Item 10.	Certifications.

	(a)		By signing below, Astoria Capital Management, Inc.
certifies that, to the best of its knowledge and belief, the securities referred to above on page three (3) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	(b)		By signing below, Richard W. Koe certifies that, to the
best of his knowledge and belief, the securities referred to above on page two (2) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	(c)		By signing below, Astoria Capital Partners, L.P. certifies
that, to the best of its knowledge and belief, the securities referred to above on page four (4) of this Schedule 13G were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


	Signature

		After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  January 8, 1999

RICHARD W. KOE


/s/ Richard W. Koe
Richard W. Koe


DATED:  January 8, 1999

ASTORIA CAPITAL MANAGEMENT,
INC.


/s/ Richard W. Koe
By: Richard W. Koe
Its: President


DATED:  January 8, 1999

ASTORIA CAPITAL PARTNERS,
L.P.

/s/ Richard W. Koe
By: Richard W. Koe
Its: General Partner